UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Date of Report: August 6, 2015

Commission file number 1-33867

TEEKAY TANKERS LTD.

(Exact name of Registrant as specified in its charter)

4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐            No   ☒

Item 1 — Information Contained in this Form 6-K Report

Attached as Exhibit 1 is a copy of an announcement of Teekay Tankers Ltd. dated August 6, 2015.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY TANKERS LTD.

Date: August 6, 2015	By:	/s/ Vincent Lok
Vincent Lok
Chief Financial Officer
(Principal Financial and Accounting Officer)

TEEKAY TANKERS LTD. REPORTS

SECOND QUARTER 2015 RESULTS

Highlights

•

Reported second quarter 2015 adjusted net income attributable to shareholders(1) of $41.3 million, or $0.35 per share, compared to an adjusted net loss of $4.1 million, or $0.05 per share, in the same period of the prior year.

•	Generated second quarter 2015 free cash flow(2) of $57.9 million, or $0.50 per share.

•	In early-August 2015, agreed to acquire 12 on-the-water modern Suezmax tankers from Principal Maritime Tankers for an aggregate purchase price of $662 million.

•	In July 2015, acquired a ship-to-ship transfer business, SPT Inc. for a purchase price of $45.5 million.

•	Third quarter 2015 crude spot tanker rates have continued to be counter-seasonally strong.

Hamilton, Bermuda, August 6, 2015 – Teekay Tankers Ltd. (Teekay Tankers or the Company) (NYSE: TNK) today reported adjusted net income attributable to its shareholders(1) of $41.3 million, or $0.35 per share, for the quarter ended June 30, 2015, compared to an adjusted net loss of $4.1 million, or $0.05 per share, for the same period in the prior year. The increase is primarily due to stronger spot tanker rates in the second quarter of 2015 compared to the same period in the prior year, an increase in fleet size due to the acquisition of the four Long Range 2 (LR2) product tankers and one Aframax tanker in the first quarter of 2015 and the addition of the nine in-chartered vessels that delivered to the Company during 2014 and the first half of 2015. Adjusted net income attributable to shareholders excludes a number of specific items that had the net effect of increasing net income attributable to shareholders by $3.0 million, or $0.03 per share, and by $8.7 million, or $0.10 per share, for the three months ended June 30, 2015 and 2014, respectively, as detailed in Appendix A to this release. Including these items, the Company reported, on a GAAP basis, net income attributable to its shareholders of $44.2 million, or $0.38 per share, and $4.6 million, or $0.05 per share, for the three months ended June 30, 2015 and 2014, respectively. Net revenues(3) were $104.0 million and $40.8 million for the three months ended June 30, 2015 and 2014, respectively.

During the second quarter of 2015, the Company generated $57.9 million, or $0.50 per share, of free cash flow(2), compared to $9.2 million, or $0.11 per share, in the second quarter of 2014, due to higher average spot rates earned and an increase in the size of the Company’s fleet. On July 2, 2015, Teekay Tankers declared a dividend of $0.03 per share for the second quarter of 2015, which was paid on July 31, 2015 to all shareholders of record on July 17, 2015. Since the Company’s inception, it has declared dividends in 31 consecutive quarters.

(1)

Adjusted net income attributable to shareholders of Teekay Tankers is a non-GAAP financial measure. Please refer to Appendix A to this release for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable financial measure under United States generally accepted accounting principles (GAAP) and for information about specific items affecting net income that are typically excluded by securities analysts in their published estimates of the Company’s financial results.

(2)

Free cash flow (FCF) represents net income, plus depreciation and amortization, unrealized losses from derivatives, non-cash items, FCF from equity accounted investments and any write-offs or other non-recurring items, less unrealized gains from derivatives and other non-cash items. Please refer to Appendix B to this release for a reconciliation of free cash flow (a non-GAAP measure) as used in this release to the most directly comparable GAAP financial measure.

(3)

Net revenues is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please refer to Appendix C included in this release for a reconciliation of this non-GAAP measure to the most directly comparable financial measure under GAAP.

Teekay Tankers Ltd.      Investor Relations Tel: +1 604 844-6654      www.teekaytankers.com

4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

CEO Commentary

“Our second quarter results benefited from the prevailing counter-seasonally strong crude spot tanker rates during the quarter,” commented Kevin Mackay, Teekay Tankers’ Chief Executive Officer. “We believe the ongoing strength in the tanker market reflects the continuing positive tanker market fundamentals of low fleet growth, growing global oil demand and an increase in long-haul tanker movements as more crude oil moves from the Atlantic to Pacific basins.”

“Record high crude oil supply from OPEC and continued crude oil stockpiling as a result of the lower oil price environment have provided further support to the crude tanker market during the second quarter and into the third quarter to-date.”

Mr. Mackay added, “While Teekay Tankers earned strong free cash flow of $58 million, or $0.50 per share, during the quarter, our results would have been even stronger in the absence of some non-recurring issues related to three vessels which have largely been rectified, with the exception of one charter-in tanker which has not yet delivered due to vetting issues.”

“Teekay Tankers continues to deliver significant shareholder value by executing on its strategy using a variety of levers,” Mr. Mackay continued. “Over the past year, we have substantially increased the Company’s exposure to the strong spot market at the right point in the tanker market cycle by building an attractive portfolio of 12 in-chartered tankers and securing accretive acquisitions of 17 high-quality on-the-water tankers, which solidifies Teekay Tankers’ position as the world’s largest owner and operator of mid-size crude oil tankers. This includes the 12 modern on-the-water Suezmax tankers that the Company agreed to acquire this past week, which will reduce our average fleet age and is expected to be immediately accretive to our earnings, free cash flow, and net asset value per share.”

Summary of Recent Developments

Recent Accretive Acquisitions

Suezmax Fleet Acquisition

In early-August 2015, Teekay Tankers agreed to acquire 12 modern Suezmax tankers from Principal Maritime Tankers (Principal Maritime) for an aggregate purchase price of approximately $662 million. The 12 vessels have an average age of 5.5 years, which reduces the average age of Teekay Tankers’ fleet by 1.2 years. The vessels are all scheduled to deliver by the end of October 2015 and are expected to trade in the spot tanker market upon or soon after delivery. This transaction is fully financed and is expected to be immediately accretive to earnings, free cash flow and net asset value per share.

Acquisition of Ship-to-Ship Transfer Business

In late-July 2015, Teekay Tankers acquired SPT Inc. (SPT) from Teekay Corporation (Teekay) and a Norway-based marine transportation company, I.M. Skaugen SE, for a purchase price of $45.5 million. SPT provides a full suite of ship-to-ship (STS) transfer services in the oil, gas and dry bulk industries. In addition to full service lightering and lightering support, it also provides consultancy, terminal management and project development services. This acquisition establishes Teekay Tankers as a global player in the STS transfer business, which will increase the Company’s fee-based revenue and its overall fleet utilization. SPT owns and operates a fleet of six STS support vessels and has one chartered-in Aframax tanker.

The Suezmax fleet and SPT acquisitions have been fully financed through the issuance of $185.5 million of new common shares, including $75.5 million to Teekay, $50 million to Principal Maritime and $60 million to a group of institutional investors, a new debt facility of approximately $400 million and existing liquidity, which includes $37.3 million of net proceeds received during the second quarter of 2015 from the issuance of common shares under the Company’s continuous offering program. The $185.5 million of newly issued common shares were priced at a weighted average price of $6.82 per share.

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Time Charter-Out Vessels

In July 2015, Teekay Tankers entered into time charter-out contracts for one LR2 product tanker and two Suezmax tankers. The LR2 product tanker has a time charter-out contract with a daily rate of $26,000 and a firm contract period of 22 months. The Suezmax tankers have time charter-out contracts with daily rates of $32,900 and firm contract periods of 24 months.

Tanker Market

Crude tanker spot rates have remained strong from the first quarter of 2015 into the second quarter of 2015, achieving the highest second-quarter levels in seven years. The market strength is primarily due to ongoing low global oil prices, record high crude oil supply from OPEC and further crude oil stockpiling. In general, tanker rates continue to be positively impacted by the following factors:

•	Positive fleet fundamentals, as fleet growth remains below historical averages;

•	Ongoing commercial and strategic stockpiling due to low oil prices in both the OECD and non-OECD drove tanker demand;

•	High refinery throughput, as refiners took advantage of positive margins due to low global oil prices; and

•	Increased earnings, as bunker fuel prices remain low due to low global oil prices.

At the beginning of the third quarter of 2015, crude tanker rates have remained counter-seasonally strong due to high refining margins driven by on-going low oil prices, record-high OPEC crude oil production, vessel delays as onshore storage tanks remain at or near capacity, and intermittent weather delays in certain regions, including the U.S. Gulf. While crude tanker rates could potentially soften slightly into the end of the third quarter of 2015, as refineries enter scheduled maintenance, they are expected to remain strong relative to historical third quarter average rates.

LR2 product tanker rates in the second quarter of 2015 were also strong, achieving the highest average levels for a second quarter in seven years. LR2 rates were supported by high refinery utilization, increased long-haul trade out of new Middle Eastern refineries, increased seasonal gasoline and diesel demand, and low oil prices which has reduced naphtha prices in relation to liquefied petroleum gas (LPG). The latter factor has led some petrochemical plants to use naphtha rather than LPG for feedstock. LR2 product tanker rates continue to be supported into the third quarter of 2015 by increased volumes from new refineries in the Middle East and India, as well as surging product exports out of China which are resulting in tighter vessel supply.

The global tanker fleet grew by 8.4 million deadweight tonnes (mdwt), or 1.7 percent, in the first half of 2015. The global Suezmax fleet grew by six vessels, or 1.3 percent, while the uncoated Aframax fleet grew by only one vessel, or 0.2 percent. During the same period, the LR2 fleet grew by 17 vessels, or 6.5 percent. Looking ahead, the global tanker fleet is forecast to grow by a total of 2.0 to 2.5 percent in 2015, with growth weighted towards the product tanker sectors. The uncoated Aframax sector is expected to experience another year of negative fleet growth, while the Suezmax fleet is projected to grow by only 1.0 percent in 2015.

In July 2015, the International Monetary Fund (IMF) reduced its outlook for 2015 global economic growth to 3.3 percent, down 0.2 percent from its April 2015 forecast. This represents only a slight decrease from global economic growth of 3.4 percent in 2014. Based on an average of forecasts from the International Energy Agency, the Energy Information Administration and OPEC, global oil demand is forecast to grow by 1.3 million barrels per day (mb/d) in 2015, or 0.5 mb/d higher than demand growth in 2014.

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The outlook for crude spot tanker rates is expected to remain positive in 2015 and into 2016 based on a combination of low fleet growth and an increase in long-haul tanker demand as more crude oil moves from the Atlantic to the Pacific basin. Low oil prices are expected to continue to provide support for tanker demand into the second half of 2015 and into 2016.

Operating Results

The following table highlights the operating performance of the Company’s time-charter vessels and spot vessels trading in pools measured in net voyage revenue per revenue day, or time-charter equivalent (TCE) rates, before related-party pool management fees, related-party commissions and off-hire bunker expenses:

	Three Months Ended
	June 30, 2015	March 31, 2015	June 30, 2014
Time Charter-Out Fleet
Suezmax revenue days	—	—	182
Suezmax TCE per revenue day	—	—	$20,166
Aframax revenue days	544	469	761
Aframax TCE per revenue day	$18,758	$17,614	$17,628
MR revenue days	—	50	91
MR TCE per revenue day (i)	—	$39,036	$36,219

Spot Fleet
Suezmax revenue days	895	893	727
Suezmax spot TCE per revenue day	$38,767	$39,433	$16,089
Aframax revenue days	1,150	1,060	266
Aframax spot TCE per revenue day (ii)	$33,843	$30,708	$15,540
LR2 revenue days	860	690	273
LR2 spot TCE per revenue day	$28,996	$24,899	$13,340
MR revenue days	251	200	182
MR spot TCE per revenue day	$22,040	$18,751	$11,656
VLCC revenue days	—	—	76
VLCC spot TCE per revenue day	—	—	$11,280

Total Fleet
Suezmax revenue days	895	893	909
Suezmax TCE per revenue day	$38,767	$39,433	$16,906
Aframax revenue days	1,694	1,529	1,027
Aframax TCE per revenue day	$25,761	$26,060	$17,087
LR2 revenue days	860	690	273
LR2 TCE per revenue day	$28,996	$24,899	$13,340
MR revenue days	251	250	273
MR TCE per revenue day (i)	$22,040	$22,836	$19,844
VLCC revenue days	—	—	76
VLCC TCE per revenue day	—	—	$11,280

(i)	The charter rate on the Medium Range (MR) tanker includes approximately $14,000 per day for the additional costs relating to Australian crew versus international crew.
(ii)

The combined average spot TCE rate for the Aframax tankers trading in both the Aframax Pools and non-pool voyage charters was $29,072 per day, $29,794 per day and $15,462 per day for the three months ended June 30, 2015, March 31, 2015 and June 30, 2014, respectively.

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Teekay Tankers’ Fleet

The following table summarizes the Company’s fleet as of August 6, 2015 (including the recent Suezmax fleet and SPT acquisitions described above):

	Owned Vessels	Chartered-in Vessels	Total
Fixed-rate:
Suezmax Tankers(i) Aframax Tankers LR2 Product Tankers	5 7 —	— — 1	5 7 1
VLCC Tanker(ii)	1	—	1

Total Fixed-Rate Fleet	13	1	14

Spot-rate:
Suezmax Tankers(i)	17	—	17
Aframax Tankers(iii)	5	9	14
LR2 Product Tankers(iv)	7	2	9
MR Product Tankers	3	—	3

Total Spot Fleet	32	11	43

STS Support Vessels	6	—	6

Total Teekay Tankers Fleet	51	12	63

(i)

Includes 12 Suezmax tankers the Company agreed to acquire in early-August 2015, which are scheduled to deliver by the end of October 2015. Three of these Suezmax tankers will operate on fixed-rate time charter-out contracts that will expire between December 2015 and February 2016.

(ii)	The Company’s ownership interest in this vessel is 50 percent.
(iii)

Includes eight Aframax tankers with charter-in contracts that are scheduled to expire between October 2015 and September 2017; four of these charter-in vessel contracts include options to extend. This list excludes an in-chartered tanker that has been off-hire since early January 2015.

(iv)	Includes two LR2 product tankers with charter-in contracts that are scheduled to expire between January 2016 and July 2016.

Liquidity and Continuous Offering Program Update

In June 2015, the Company implemented a continuous offering program (COP) under which the Company may issue new common shares at market prices up to a maximum aggregate amount of $80 million. During the second quarter of 2015, the Company sold an aggregate of 5,022,000 common shares under the COP, generating net proceeds of approximately $37.3 million.

As of June 30, 2015, the Company had total liquidity of $229.6 million (comprised of $83.1 million in cash and cash equivalents and $146.5 million in undrawn revolving credit facilities), compared to total liquidity of $200.7 million as at March 31, 2015.

Conference Call

The Company plans to host a conference call on Thursday, August 6, 2015 at 1:00 p.m. (ET) to discuss its results for the second quarter of 2015. An accompanying investor presentation will be available on Teekay Tankers’ website at www.teekay.com prior to the start of the call. All shareholders and interested parties are invited to listen to the live conference call by choosing from the following options:

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•	By dialing (800) 505-9587 or (416) 204-9524, if outside of North America, and quoting conference ID code 6595008.

•	By accessing the webcast, which will be available on Teekay Tankers’ website at www.teekay.com (the archive will remain on the website for a period of 30 days).

The conference call will be recorded and available until Thursday, August 20, 2015. This recording can be accessed following the live call by dialing (888) 203-1112 or (647) 436-0148, if outside North America, and entering access code 6595008.

About Teekay Tankers

Teekay Tankers currently owns a fleet of 44 double-hull tankers, including 22 Suezmax tankers (including 12 acquired vessels expected to be delivered by October 2015), 12 Aframax tankers, seven LR2 product tankers and three Medium-Range (MR) product tankers, and has 11 time charter-in tankers. Teekay Tankers’ vessels are employed through a mix of short- or medium-term fixed-rate time charter contracts and spot tanker market trading. The Company also owns a Very Large Crude Carrier (VLCC) through a 50 percent-owned joint venture. In addition, Teekay Tankers owns a ship-to-ship transfer business and a minority interest of 9.3 percent in Tanker Investments Ltd. (OSE: TIL), which currently owns a fleet of 20 modern tankers, including five vessels expected to be acquired in the third quarter of 2015. Teekay Tankers was formed in December 2007 by Teekay Corporation as part of its strategy to expand its conventional oil tanker business.

Teekay Tankers’ common stock trades on the New York Stock Exchange under the symbol “TNK.”

For Investor Relations

enquiries contact:

Ryan Hamilton

Tel: +1 (604) 844-6654

Website: www.teekay.com

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Teekay Tankers Ltd.

Summary Consolidated Statements of Income

(in thousands of U.S. dollars, except share and per share data)

	Three Months Ended			Six Months Ended
	June 30, 2015	March 31, 2015	June 30, 2014	June 30, 2015	June 30, 2014
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net pool revenues	90,979	80,509	20,518	171,488	50,681
Time charter revenues	10,197	10,517	20,533	20,714	42,015
Voyage charter revenues	7,297	7,528	3,382	14,825	4,378
Interest income from investment in term loans	—	—	—	—	9,118
Other revenues(1)	(879)	5,324	—	4,445	—

Total revenues	107,594	103,878	44,433	211,472	106,192

Voyage expenses	(3,545)	(3,834)	(3,612)	(7,379)	(5,051)
Vessel operating expenses	(26,201)	(22,441)	(23,585)	(48,642)	(46,379)
Time-charter hire expense	(16,793)	(15,003)	(1,112)	(31,796)	(2,164)
Depreciation and amortization	(15,227)	(13,672)	(12,425)	(28,899)	(24,927)
General and administrative	(3,039)	(3,300)	(3,163)	(6,339)	(6,355)
Gain on sale of vessels(2)	—	—	9,955	—	9,955
Restructuring charges(1)	879	(5,324)	—	(4,445)	—

Income from operations	43,668	40,304	10,491	83,972	31,271

Interest expense	(3,075)	(2,365)	(2,274)	(5,440)	(4,621)
Interest income	8	31	60	39	198
Realized and unrealized gain (loss) on derivative instruments(3)	523	(1,587)	(3,614)	(1,064)	(1,970)
Equity income(4)	3,587	2,582	15	6,169	2,609
Other (expense) income	(469)	20	(89)	(449)	3,534

Net income	44,242	38,985	4,589	83,227	31,021

Earnings per share attributable to shareholders of Teekay Tankers
– Basic	0.38	0.34	0.05	0.72	0.37
– Diluted	0.38	0.34	0.05	0.72	0.37
Weighted-average number of total common shares outstanding
– Basic	116,150,985	115,044,039	83,676,425	115,600,570	83,646,230
– Diluted	116,725,428	115,633,035	83,966,874	116,182,250	83,962,395

(1)

The restructuring charges amount relate to redundancy costs in connection with the termination of Australian seafarers of the Hugli Spirit upon the completion of the contract with its customer during the three months ended March 31, 2015. The other revenues amount represents the associated 100 percent reimbursement of the redundancy cost from the customer. During the six months ended June 30, 2015, the Company incurred $4.4 million of these costs, of which $(0.9) million was reversed in the three months ended June 30, 2015.

(2)

In early-May 2014, the Company sold to Tanker Investments Ltd. (TIL) two wholly-owned subsidiaries, each of which owns one VLCC, for aggregate proceeds of $154.0 million plus related working capital on closing of $1.7 million, resulting in the recognition of a $10 million gain.

(3)

Includes realized losses relating to interest rate swaps that relate to amounts actually paid by the Company of $2.4 million, $2.5 million and $2.5 million for the three months ended June 30, 2015, March 31, 2015 and June 30, 2014, respectively, and $4.9 million and $5.0 million for the six months ended June 30, 2015 and June 30, 2014, respectively.

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(4)

Included in equity income are the Company’s proportionate share of earnings from its investment in TIL, which owned 14 conventional tankers at June 30, 2015, its 50 percent interest in the High-Q joint venture (High-Q), which owns one VLCC tanker, and its 50 percent interest in Teekay Tanker Operations Ltd (TTOL), which owns Teekay’s conventional tanker commercial and technical management operations. The total equity income of $3.6 million and $6.2 million for the three and six months ended June 30, 2015, respectively, includes a gain of $0.1 million and a loss of $0.7 million, respectively, which were the Company’s proportionate share of items included in Appendix A to this release, related primarily to realized and unrealized losses from foreign exchange items.

Components of equity income are detailed in the table below:

	Three Months Ended			Six Months Ended
	June 30, 2015	March 31, 2015	June 30, 2014	June 30, 2015	June 30, 2014
High-Q Joint Venture	828	545	376	1,373	929
Tanker Investments Ltd.	1,645	1,770	(361)	3,415	(374)
Dilution gain in respect of the Initial Public Offering of Tanker Investments Ltd.	—	—	—	—	2,054
Teekay Tanker Operations Ltd.	1,114	267	—	1,381	—

Total equity income	3,587	2,582	15	6,169	2,609

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Teekay Tankers Ltd.

Summary Consolidated Balance Sheets

(in thousands of U.S. dollars)

	As at June 30, 2015	As at March 31, 2015	As at December 31, 2014
	(unaudited)	(unaudited)	(unaudited)
ASSETS
Cash and cash equivalents	83,082	40,513	162,797
Pool receivable from affiliates	36,185	36,774	35,254
Accounts receivable	11,344	9,833	4,178
Prepaid assets	13,656	18,030	8,883
Due from affiliates	47,493	44,059	42,502
Vessels and equipment	1,035,311	1,047,231	828,291
Investment in and advances to equity accounted investments	79,566	75,979	73,397
Derivative asset (1)	5,526	4,617	4,657
Other non-current assets	1,992	2,428	5,400

Total assets	1,314,155	1,279,464	1,165,359

LIABILITIES AND EQUITY
Accounts payable and accrued liabilities	23,965	24,398	19,464
Current portion of long-term debt	144,453	147,004	41,959
Current portion of derivative liabilities	7,141	6,251	7,263
Deferred revenue	398	1,095	637
Due to affiliates	11,830	14,863	10,395
Long-term debt	530,219	564,912	614,104
Other long-term liabilities	13,327	15,917	15,814
Equity	582,822	505,024	455,723

Total liabilities and equity	1,314,155	1,279,464	1,165,359

(1)	Derivative asset reflects the fair value of a common stock purchase warrant issued by TIL to the Company in connection with the Company’s involvement in the formation of TIL.

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Teekay Tankers Ltd.

Summary Consolidated Statements of Cash Flows

(in thousands of U.S. dollars)

	Six Months Ended
	June 30, 2015	June 30, 2014
	(unaudited)	(unaudited)
Cash and cash equivalents provided by (used for)

OPERATING ACTIVITIES
Net operating cash flow	87,036	4,613

FINANCING ACTIVITIES
Proceeds from long-term debt, net of issuance costs	222,435	31,947
Repayments of long-term debt	(13,184)	(10,183)
Prepayment of long-term debt	(191,592)	(157,000)
Equity contribution from Teekay Corporation	—	1,267
Cash dividends paid	(6,909)	(5,018)
Proceeds from equity offerings, net of offering costs	50,928	—

Net financing cash flow	61,678	(138,987)

INVESTING ACTIVITIES
Proceeds from sale of vessels	—	154,000
Expenditures for vessels and equipment	(228,190)	(837)
Investment in Tanker Investments Ltd.	—	(25,000)
Loan repayments from equity accounted investment	—	1,150
Term loan advance recoveries	—	1,179
Investment in Teekay Tankers Operations Ltd.	(239)	—

Net investing cash flow	(228,429)	130,492

Decrease in cash and cash equivalents	(79,715)	(3,882)
Cash and cash equivalents, beginning of the period	162,797	25,646

Cash and cash equivalents, end of the period	83,082	21,764

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Teekay Tankers Ltd.

Appendix A – Specific Items Affecting Income

(in thousands of U.S. dollars, except per share amounts)

Set forth below is a reconciliation of the Company’s unaudited adjusted net income (loss) attributable to the shareholders of Teekay Tankers, a non-GAAP financial measure, to net income as determined in accordance with GAAP. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s financial performance. The items below are also typically excluded by securities analysts in their published estimates of the Company’s financial results. Adjusted net income attributable to the shareholders of Teekay Tankers is intended to provide additional information and should not be considered a substitute for measures of performance prepared in accordance with GAAP.

	Three Months Ended
	June 30, 2015		June 30, 2014
	(unaudited)		(unaudited)
	$	$ Per Share(1)	$	$ Per Share(1)
Net income – GAAP basis	44,242	$0.38	4,589	$0.05

(Subtract) add specific items affecting net income:
Unrealized (gain) loss on derivative instruments (2)	(2,975)	($0.03)	1,116	$0.01
Gain on sale of vessels (3)	—	—	(9,955)	($0.11)
Other (4)	(14)	—	134	—

Total adjustments	(2,989)	($0.03)	(8,705)	($0.10)

Adjusted net income (loss) attributable to shareholders of Teekay Tankers	41,253	$0.35	(4,116)	($0.05)

(1)	Fully diluted per share amounts.
(2)

Reflects the unrealized gain due to changes in the mark-to-market value of derivative instruments that are not designated as hedges for accounting purposes, including unrealized gains or losses on interest rate swaps and the TIL common stock purchase warrant.

(3)

In early-May 2014, the Company sold to TIL two wholly-owned subsidiaries, each of which owns one VLCC, for the aggregate proceeds of $154.0 million plus related working capital on closing of $1.7 million, resulting in the recognition of a $10 million gain.

(4)	The amount recorded for the three months ended June 30, 2015 primarily relates to foreign exchange items which were accrued in the quarter.

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Teekay Tankers Ltd.

Appendix B – Reconciliation of Non-GAAP Financial Measure

Free Cash Flow

(in thousands of U.S. dollars, except share and per share data)

Free cash flow (FCF) represents net income, plus depreciation and amortization, unrealized losses from derivatives, non-cash items, FCF from the equity accounted investments and any write-offs or other non-recurring items, less unrealized gains from derivatives, equity income from the equity accounted investments and other non-cash items.

Three Months Ended June 30, 2015
(unaudited)
Net income for the period	44,242

Add:
Depreciation and amortization	15,227
Proportionate share of free cash flow from equity accounted investments	4,554
Other	436

Less:
Unrealized gain on derivative instruments	(2,975)
Equity income	(3,587)

Free cash flow	57,897

Weighted-average number of common shares outstanding for the quarter	116,150,985

Free cash flow per share (rounded)	0.50

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Teekay Tankers LTD.

Appendix C – Reconciliation of Non-GAAP Financial Measure

Net Revenues

(in thousands of U.S. dollars)

Net revenues represents revenues less voyage expenses where voyage expenses are comprised of all expenses relating to certain voyages, including bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions. Net revenues is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies; however, it is not required by GAAP and should not be considered as an alternative to revenues or any other indicator of the Company’s performance required by GAAP.

	Three Months Ended
	June 30, 2015	March 31, 2015	June 30, 2014
	(unaudited)	(unaudited)	(unaudited)
Revenues	107,594	103,878	44,433
Voyage expenses	(3,545)	(3,834)	(3,612)

Net revenues	104,049	100,044	40,821

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Forward Looking Statements

This release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management’s current views with respect to certain future events and performance, including statements regarding: the crude oil and refined product tanker market fundamentals, including the balance of supply and demand in the tanker market, estimated growth in the world tanker fleet, estimated growth in global oil demand and crude oil tanker demand, changes in long-haul crude tanker movements from the Atlantic to Pacific basins, tanker fleet utilization and spot tanker rates; the effect of lower global oil prices, including the potential impact on oil stockpiling, refinery throughput and bunker fuel prices; the pending acquisition of 12 Suezmax tankers, including completion of the vessel acquisitions, delivery dates for the vessels, aggregate purchase price, debt and equity financing for the acquisition, position in the mid-size tanker segment and the intended trading of the vessels; the accretive nature of the Suezmax tanker acquisitions; and the impact of the SPT acquisition on the Company’s cash flows and fleet utilization;. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: changes in the production of, or demand for, oil or refined products; changes in trading patterns significantly affecting overall vessel tonnage requirements; greater or less than anticipated levels of tanker newbuilding orders and deliveries and greater or less than anticipated rates of tanker scrapping; changes in global oil prices; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations; satisfaction of closing conditions to the vessel acquisitions; delays in or failure to take delivery of the 12 Suezmax tankers the Company has agreed to acquire; the ability of the Company to complete the debt and equity financings for the vessels; the ability of the Company to successfully integrate the recent acquisitions, continue productive employment of the acquired vessels and to operate the acquired businesses profitably; increased costs; and other factors discussed in Teekay Tankers’ filings from time to time with the United States Securities and Exchange Commission, including its Report on Form 20-F for the fiscal year ended December 31, 2014. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

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